SUNSET SUITS HOLDINGS, INC.

July 10, 2009

John Reynolds
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

> **Re: Sunset Suits Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 14, 2009**
> **File No. 333-152149**

Dear Mr. Reynolds:

On behalf of Sunset Suits Holdings, Inc. ("***Sunset Suits***" or the "***Company***"), we hereby submit Sunset Suits' responses to the comments of the staff (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") delivered to the Company on June 12, 2009, following the filing of the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the "***S-1/A***").

For the convenience of the Staff, a summary of the Staff's comments is included and is followed by the corresponding response of Sunset Suits. References in this letter to "we," "us" and "our" refer to Sunset Suits unless the context indicates otherwise.

General

1. We note your disclosure on the cover page of the registration statement in footnote two to the fee table regarding how the offering price was determined. We partially re-issue comment three in our letter dated August 1, 2008. Please revise the cover page of the prospectus to briefly describe the factors considered in setting the price at $3.12. See Item 505 of Regulation S-K and Item 5 of Form S-1.

Sunset Suits' response: We have revised the cover page of the prospectus to briefly describe the factors considered in setting the price at $3.12. Our description is consistent with the disclosure in footnote 2 to the fee table.

2. Please revise throughout to provide the basis for and limitations of statements such as:

- "We estimate that these new distribution channels could result in an increase in revenue of up to 10% in next two years" on page 17;

- "...which will likely be achieved if the Polish social security authorities accept our settlement proposal..." on page 19;

- "We currently expect to generate a positive net cash flow in the fiscal 2009" on page 26;

- "Expected increase in net result by the year end will also positively affect liquidity" on page 27;

- "Realization of our strategy to develop our retail outlets with simultaneous increase of our sale margins ensures us that re-payments of our trouble debts will likely be financed from future operating cash inflows with no significant impairment to our liquidity ratios" on page 28;

- "We plan to re-pay approximately $6 million of long term notes in the years 2009 – 2013. Given the development of our retail outlets, increase of sales and margins ensures us that the operating activity will generate sufficient cash surpluses to finance future debt-repayments" on page 28; and

- "Our management believes that there is low risk of breaching these settlement agreements" on page 31.

Note that these are non-exclusive examples. Please revise throughout and identify the key factors or assumptions underlying any projections.

Sunset Suits' response: We have revised the S-1/A to provide the basis for and limitations of statements such as those included in this comment. We have also revised the S-1/A to identify the key factors or assumptions underlying any assumptions.

3. We note the estimate identified on page 18 that 60% of capital expenditures "will come from operations." Please clarify the basis for and limitations of this estimate, also in light of the fact that you generated negative cash flow from operations last year.

Sunset Suits' response: We have revised our MD&A to disclose the following basis of our estimates and their limitations as follows.

We believe that we will be able to finance approximately 60% of our capital investment needs through operating cash flow. Our estimate is based on the following assumptions:

- **Development of the new corporate and direct sales distribution channels as discussed above. Because of the promotion and marketing costs we expect this to generate additional operating cash flow of approximately $350,000 in 2009 and $1,050,000 in 2010.**

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- **An increase in gross margin of approximately 1.5% for 2009 as a result of the full implementation of the revised higher pricing strategy and supply chain improvements begun in 2008, as discussed under "Supply chain development" and "Gross Profit on Total Revenue" below, and maintenance of those margins thereafter. This will generate additional operating cash flow of over $300,000 in 2009**

- **An increase in sales efficiency (i.e., sales per store) as we open more stores in the prime mall locations and close stores that are not profitable. We expect this to generate additional operating cash flow of $200,000 in 2009.**

- **A cost cutting policy focused on negotiations of rent agreements, negotiations of salaries, negotiations with raw materials suppliers and reduction of employment. This will generate additional net operating cash flow of at least $500,000 in 2009 resulting from the cost savings. We would expect that some of these savings will result in lower operating expenses while reduced raw material prices will result in gross profit increase in excess of the 1.5% as discussed above and in less need for working capital in the form of inventory.**

- **Success of our planned renegotiation of significant amounts of tax liabilities maturing in March 2010 which resulted from our settlement with Polish tax authorities (mostly VAT) to extend payment terms.**

- **Success of our planned negotiation of payment schedules with our trade creditors.**

- **Success of our planned renegotiation of the terms of our bank settlement agreements. This assumption does not increase our operating cash flow but does increase the availability of that operating cash flow to be used for capital investment.**

- **Additional operating cash flows generated in future years by the expansion plan itself.**

- **Improvement of the world economy by 2011.**

Our estimate is also based on the June 10, 2009 decision by the Polish social security administration to accept our settlement application so that our past due social security liabilities are now been extended to include 84 monthly installments through 2016 (with smaller amounts maturing between 2009 and 2012). This settlement generated additional working capital of approximately $5.4 million at March 31, 2009 based on March 31, 2009 exchange rates.

Our ability to generate operating cash flow from increases in our net income is enhanced by the prominence of our retail segment in our overall business because our immediate receipt of cash revenue means that we did not need working capital in the form of accounts receivable to generate sales. We will, however, need to finance additional accounts receivable for our new distribution channels. A significant portion of inventory, which is necessary for our retail operations, can be financed through accounts payable credit.

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The achievement of the positive operating cash flows sufficient to finance such a significant portion of our capital needs must be considered against the fact that cash provided by operations in 2008 was negative $7,283,000. This was, however, primarily the result of paying accumulated operating liabilities from prior years with the proceeds of our private placement. Accounts payable was reduced by $5,784,000 for 2008. In the absence of these older operating liabilities, accounts payable would be expected to, instead, increase in a year like 2008 in which expenses increased. We see no basis to believe other than that in a normalized situation, with no growth or decrease in sales, that operating cash flows would tend toward net income plus depreciation and amortization, which in 2008 was $2,667,000 positive. If we were to have stagnant costs and sales we would not, however, be able to achieve this operating cash flow in the short run as even with successful settlements to stretch our payments we would still have to repay the remaining old tax and trade obligations.

We believe the assumptions to be realistic based on our analysis of statistical and financial data, our internal knowledge and observations of the market. In addition to the general uncertainty of projections, especially in the case of revenues, the assumptions face specific limitations. We believe that the most important limitations are:

- **the current global financial crisis could have a substantially more detrimental effect on our sales than we are anticipating;**

- **we may be unsuccessful in our negotiations for settlement with tax authorities, trade creditors and our bank lenders. Other than the concluded negotiations with the Polish social security administration, none of the negotiations with our other creditors have yet begun;**

- **the circular nature of our assumption that our ability to finance capital investments from operating cash flows in future years will be negatively impacted if we are unable to achieve our objectives in the earlier years. We are fully capable, however, of scaling back the expansion plans, if necessary to be done over a longer period than anticipated;**

- **our new distribution channels may prove unsuccessful;**

- **we may be unable to achieve the hoped-for sales efficiencies; and**

- **we may be unable to negotiate improvements in our rent agreements, negotiate reduced salaries or negotiate lower raw materials prices.**

Back Cover Page of Prospectus

4.   We note your response to comment four in our letter dated August 1, 2008. Please disclose the actual expiration date. Also, please tell us why you believe the applicable period is 40 days instead of 90 days. Refer to Section 4(3) of the Securities Act of 1933 and to Rule 174 under the Securities Act.

Sunset Suits' response: We have revised the back cover page of the S-1/A Prospectus to state: "For the 90 days following the effectiveness of this prospectus and ending on _____, 2009, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

Summary, page 1

Overview, page 1

5.   Please update the disclosure in the second paragraph on page two to reflect data as of the latest practicable date.

Sunset Suits' response: We have revised the disclosure in the S-1/A referenced in this comment to reflect data as of the latest practicable date.

Conventions and Treatment of Stock Split page 5

6.   Please revise your conversion rate of Polish Zloty to U.S. Dollar to reconcile to your disclosures within the caption entitled 'Foreign currency exposure' at page 27.

Sunset Suits' response: We have revised the conversion rate of Polish Zloty to U.S. Dollar to reconcile our disclosures within the section of the S-1/A referenced in your comment.

Risk Factors, page 5

7.   If material, please revise here or where appropriate to address any potential adverse tax consequences for U.S. investors.

Sunset Suits' response: As the Registration Statement solely relates to the offering of shares held by the selling stockholders identified therein, there are no material adverse tax consequences for U.S. investors. Accordingly, we have not revised the S-1/A to address potential negative tax consequences to U.S. investors.

8.   Please revise your second risk factor at page 10 to update the past due social security obligations of Miroslaw Kranik as of the most recent practicable date.

Sunset Suits' response: We have revised this risk factor to update the past due social security obligations as at June 10, 2009, the day on which we entered into deferment agreements with the Polish social security authority on the deferment of the past due social security obligations. We have also updated the information in this risk factor to reflect the fact that, as explained in our response to

comment 54, the Company is required to reimburse Mr. Kranik for the payment of delinquent social security obligations arising prior to 2002, which were held by the social security authority to be Mr. Kranik's sole responsibility. As such, these liabilities have been included in the financial statement as being those of the Company.

9.   Your disclosures within the first risk factor on page 13 indicate that as of March 31, 2009 you believe that your current cash on-hand and cash flow from operations will be sufficient to meet your cash needs for at least the next twelve months. Revise your discussion to describe the basis for your belief that your current cash on hand and cash flow from operations will be sufficient in light of the cash used in operations in fiscal 2008 of $7,283 thousand and the fact that your current cash balance was only $248 thousand. In addition, expand your discussion and analysis on page 16 to describe how you plan to finance your growth strategy, as detailed on page 4, given your liquidity.

Sunset Suits' response: Please see our response to Comment 3 above regarding our anticipated working cash flow for 2009. We have revised our disclosure throughout the S-1/A to provide a more detailed discussion of our anticipated cash flows.

Moreover please note our responses to question 10 – management is working closely on increase in working capital (negotiating to move current liabilities to long term liabilities).

10.   We note your statement on page 28 that your "negative working capital is regarded as a serious going concern threat." Please revise to address this matter.

Sunset Suits' response: We have revised our disclosure to include the following risk factor:

> ***Our negative working capital could materially and adversely affect our ability to remain a going concern.***
>
> **As of March 31, 2009, we had negative working capital of $7.8 million. On June 10, 2009, the Polish social security authority and Men's Fashion and Fashion Service entered into several agreements on the deferment of the delinquent social security obligations. These settlement agreements will decrease our current liabilities by approximately $5.4 million.**
>
> **However, we also have a deferred liability payable to the Polish tax authorities, with approximately $3.4 million becoming due and payable in March 2010 which is included in the $7.8 million. Pursuant to Polish law, we may request a further deferment of this final payment, prior to such payment coming due. Accordingly, Management intends to apply to the Polish tax authorities to defer future payments, but there is no assurance that this attempt will be successful. While Management believes that we will generate positive cash flows of approximately $3.2 million in 2009, the failure to do so would materially and adversely affect our ability to remain a going concern.**

11.   Please add a risk factor regarding dilution to potential investors, or advise.

Sunset Suits' response: As the Registration Statement solely relates to the offering of shares held by the selling stockholders identified therein, no shares of our common stock will be newly issued as a result of any such sales and therefore no dilution will be suffered. Accordingly, we have not revised the S-1/A to include a risk factor regarding dilution to potential investors.

12.   Please revise the last two risk factors on page 10 to identify in quantified terms the "certain delinquent tax and social security obligations" instead of using the vague term "certain." Similarly revise the last paragraph on page 31 and elsewhere.

Sunset Suits' response: We have revised these risk factors and other discussions of the delinquent tax and social security obligations to provide more quantified information.

13.   Also, clarify if and the extent to which the delinquent tax and social security obligations described in these two risk factors are duplicative or otherwise relate to the same obligations.

Sunset Suits' response: We have attempted to separate out the specific amounts of the delinquent tax obligations and the delinquent social security obligations.

14.   We note the reference on pages 10-11 to deferment applications made on June 6, 2008. Please revise to update as of the most recent practicable date and explain what the time from is for a response from the government. Please revise to indicate the source of the 5.25% fee provision and explain if you are currently incurring such fee.

Sunset Suits' response: On June 10, 2009, the Polish social security authority and Men's Fashion and Fashion Service concluded several agreements on the deferment of the delinquent social security obligations. We have revised our discussion to include these agreements. These agreements include a specific amount for the deferment fee; thus, in our discussion, we make reference to the specific agreed amount and not the percentage amount of the 5.25% deferment fee.

15.   Please revise to briefly describe the applications to the social security authorities and any "settlement plan[s]" as referenced on page 32. It is unclear if any such settlement plan is in writing or relates to the 5.25% fee provision. Please revise or advise.

Sunset Suits' response: On June 10, 2009, the Polish social security authority and Men's Fashion and Fashion Service concluded several agreements on the deferment of the delinquent social security obligations. We have revised our discussion to include these agreements. These agreements include a specific amount for the deferment fee; thus, in our discussion, we make reference to the specific agreed amount and not the percentage amount of the 5.25% deferment fee.

16.   Please revise the first risk factor on page 13 to address whether or not the statement regarding the sufficiency of your cash on hand assumes that the delinquent tax and social security liabilities are either deferred or waived.

Sunset Suits' response: We have revised this risk factor to include a confirmation that this statement does not assume a further deferment of the last installment of the delinquent tax liabilities, which is due in March 2010. Previously, this statement regarding sufficiency of our cash on hand did assume the deferment of the delinquent social security liabilities. These liabilities were deferred as of June 10, 2009, the day on which we entered into deferment agreements with the Polish social security authority.

Market for Common Equity and Related Stockholder Matters, page 16

17.   Please set forth the approximate number of holders of your common stock as of the latest practicable date.

Sunset Suits' response: We have revised our disclosure to include the current number of holders of our common stock.

18.   We note your response to comment 12 of our letter dated August 1, 2008. Your 'Overview' discussion continues to omit the fact that your sales outlets declined from 140 in 2003 to 76 in 2006, as disclosed under the third risk factor at page 8. Please expand your discussion to describe why the Company reduced its sales outlets 46% from 2003-2006, but is now planning an aggressive expansion to build 70 additional stores and acquire 20 others. In addition, describe why the Company reduced its sales outlets from 2003-2006 when the Polish clothing market experienced significant growth, as described under the caption 'Clothing market development' at page 19.

Sunset Suits' response: We have revised our MD&A discussion to explain that between 2003 and 2006, there was a significant change in the retail market in Poland. Large numbers of retail stores were moving from street stores to newly opened shopping malls that were not present in Poland before 1997. As a result of this trend, the Company closed some smaller street-located stores and opened up new larger stores within shopping malls. The result of this decision was that the number of stores dropped from 140 in 2003 to 76 in 2006 (approximately 46%), however the overall space of stores only dropped from 14,000 to 11,000 square meters (approximately 22%). Although the Company was closing stores during this period when the overall Polish clothing market experienced significant growth, as described later under the caption "Clothing market development," nevertheless, our annual net sales increased during this period by an average of 6.2%. While the costs of opening and maintaining the new stores in malls was higher than the previously opened stores at the street, we were able to liquidate certain stores in places where profitability was negative.

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19.   Please tell us and revise your disclosures to explain how you have estimated that 60% of your planned $12 million in capital expenditures for retail expansion will come from operations while the remaining 40% will come from additional financings or bank loans given your negative cash flow from operations in fiscal 2008.

Sunset Suits' response: Please see our response to Comment 3 above.

20.   We note your response to comment 13 in our letter dated August 1, 2008. Please revise the third paragraph on page 17 to describe the material terms of the agreement or arrangement regarding the stores acquired and to be acquired from Mr. Kranik. For example, it is unclear why and under what provision the number of stores to be transferred appears to have increased from 17 to 19. Similarly revise the discussion of the $1000 price identified at the top of page 20.

Sunset Suits' response: We have revised the disclosure to read as follows:

In July 2009, we plan to acquire three companies, Sunset Suits Bohemia, s.r.o., UAB Sunset Suits Vilnius and OU Posnania, that own and operate an additional 16 retail stores in the Czech Republic, Lithuania and Estonia, respectively, from our majority shareholder, Mr. M. Kranik and his spouse Mrs. E. Ligocka-Kranik. The total consideration for the acquisition of these three companies, plus the Latvian company SIA Sunset Riga, as discussed above, is $1,000. After consummating these acquisitions, our future minimum lease payments will increase by $2.6 million as the result of taking over new lease agreements, with terms running through 2014. This additional commitment includes the leases assumed in the January acquisition of 2 stores in Latvia and one additional retail store opened in March 2009.

Mr. Kranik and his spouse agreed in September 2008, to transfer the four companies (which owned and operated a total of 17 stores at the time) to Sunset Suits Holdings, Inc. for the nominal consideration of $1,000 as a requirement of the investors in the private placement since the price paid by the private placement investors was based on a valuation that included the four companies.

Initially, we anticipated that the transfer of these local companies would occur in 2008. Due to the need to prepare these local companies for the transfer, including with respect to local requirements on ownership and regulation of the rights in their assets, the transfers were not able to be finalized in 2008. We expect these transfers to be completed by the end of the third quarter of 2009.

21.   Also with respect to Mr. Kranik, please provide the disclosure required by Item 404(c) of Regulation S-K.

Sunset Suits' response: We have revised the S-1/A to provide the disclosure required by Item 404(c) of Regulation S-K with respect to Mr. Kranik. Please see our response to comment 20 which cites our revised MD&A disclosure.

Principal Factors Affecting Our Financial Performance, page 19

Planned Acquisitions, page 20

22.   We note your response to comment 13 of our letter dated August 1, 2008. Revise your disclosures to describe in detail the reasons for the continued delay in obtaining the 16 additional retail stores in the Czech Republic, Lithuania and Estonia from Mr. Kranik and his spouse Mrs. E. Ligocka-Kranik. Your previous disclosures noted you expected to consummate the acquisition before the end of 2008. Explain when you expect to finalize the acquisition of these locations and any variables impacting such timing.

Sunset Suits' response: Please see our response to comment 20. As noted in our revised MD&A disclosure, the transfer of the local companies operating the 16 additional retail stores is scheduled to occur in July, 2009.

23.   Please disclose how you intend to account for the planned acquisitions once consummated.

Sunset Suits' response: We have revised our disclosure to include the following discussion:

> **We intend to account for the planned acquisitions according to paragraphs D8-D14 of Appendix D of FAS 141(R). The acquisitions will be accounted for in a manner similar to a "pooling of interests" in that the accounts of the transferred entities will be combined with the Company's accounts from the beginning of the year. Prior period financial statements presented will be restated to reflect the acquired entities accounts as part of the Company. All of the accounts of the acquired entities will be stated in accordance with US GAAP at amounts equivalent to those that would have been recorded by the separate entities.**

Results of Operations, page 20

24.   We note your response to comment 14 of our letter dated August 1, 2008 and your inclusion of disclosures within the caption titled 'Operating segment analysis.' Please revise your disclosures within this caption to indicate the amounts eliminated for sales between segments. For example, you disclose that the total revenue within the Production segment increased from $10 million to $22 million from 2007 to 2008 primarily from the need to charge transfer prices for merchandise produced by Fashion Service and subsequently sold to Sunset Suits S.A. Include disclosures indicating the elimination amounts to allow readers to analyze the fluctuations in Production and Retail segment revenues due to arms-length transactions.

Sunset Suits' response: We have revised the S-1/A to disclose the amounts eliminated for sales between segments.

25.   Please revise "Repayments of Debt" on page 26 to identify the "agreed schedule of long term debt repayments," including the agreement containing the material terms.

Sunset Suits' response: We have revised the S-1/A to provide our long term debt payment schedule in Note 13 to our financial statements as well as in our MD&A

26.   Please revise page 27 or where appropriate to address your response to prior comment 16 to the extent you have assumed debt obligations arising from material failures to repay third party debt.

Sunset Suits' response: We have revised the disclosure so that it is consistent with our responses to comment 16 and to comment 54.

Principal Factors Affecting Our Liquidity, page 27

Liquidity, page 27

27.   We note your response to comment 18 of our letter dated August 1, 2008 and your additional disclosures within the above caption. You state that the 'anticipated increase in net sales, while improving gross margin, will generate cash surpluses sufficient to finance future development' and that the 'realization of our strategy to develop our retail outlets with simultaneous increase of our sale margins ensures us that repayments of our trouble debts will likely be financed from future operating cash inflows with no significant impairment to our liquidity ratios'. At December 31, 2008 your current liabilities appear to exceed current assets by $3.3 million and you have used the cash proceeds of your private placement in their entirety to pay down past due taxes. In light of your capital expansion intentions to pursue your growth strategy, and your outstanding application for settlement with the Polish social security administration which remains unresolved, please revise your MD&A to explain in detail how you will generate sufficient working capital to meet operating needs.

Sunset Suits' response: We have revised our disclosure to remove the above referenced sentence and to reflect the discussion outlined in our response to Comments 2 and 3 above.

28.   We note in the third paragraph of page 28 that you believe you have the ability to "self-finance." Please remove this discussion or reconcile this discussion with the fact that you used cash flows in operating activities of $7,238 thousand in 2008.

Sunset Suits' response: We have removed this discussion from the S-1/A.

Troubled Debt Restructuring, page 28

29.   We note that you plan to re-pay $6 million of long-term notes in the years 2009-2013. Please expand your discussion to describe the timing of when you are obligated to re-pay the long-term notes.

Sunset Suits' response: We have revised Note 13 to our financial statements and our discussion in the MD&A to describe the timing of our repayment obligations.

30.   Please revise page 28 to address the status of the applications for the two long term loans amounting to approximately $5 million.

Sunset Suits' response: We have revised our disclosure to address the status of our two long term loan applications.

Loan facilities, page 29

31.   We note that certain of your loan facilities contain covenants that (1) cash flows on the Company's account should be in proportion to the percentage of the bank's financing and (2) cash flows on the Company's account may not be lower than the bank's financing. Please describe these covenants in greater detail.

Sunset Suits' response: The description of these covenants in the S-1 is almost verbatim from the credit agreement provisions that they describe. The credit agreements are governed by Polish law. It is customary under Polish law to have more summary covenants than would be found in a more detailed American credit agreement covenant. Also, these types of covenants are customary under Polish banking practice and their import is relatively well understood. We note that each of the accounts referred to in our disclosure is a bank account that we maintain with the lender and each such account must comply with the requirements of satisfactory cash flows. We have clarified this point in our disclosure.

32.   Disclose whether you are in compliance with your covenants.

Sunset Suits' response: We believe that we are in material compliance with our covenants, and have revised our disclosure to reflect this belief.

33.   We note your response to comment 21 of our letter dated August 1, 2008. We could not locate in the MD&A where you addressed the fee paid to HFG. Please tell us specifically where you have presented the $555 thousand fee paid to HFG in your consolidated financial statements and revise your disclosures within MD&A to describe the fee and its presentation.

Sunset Suits' response: We disclose the fee paid to HFG in the MD&A under the caption "Obligations Under Material Contracts," and the payment of this fee is reflected in our Consolidated Statement of Stockholder's Equity as a reduction of the proceeds from the issuance of securities in our May 2008 private placement under the line item "Issuance of Stock."

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Market risk – interest and exchange rate sensitivity, page 32

34.   Your disclosures state that your exposure to rate changes during and up to the day of your rental payments is not significant as the minority of your rent agreements are denominated in U.S. dollars or Euro. This statement contradicts your operating lease disclosures within Note 14 at page F-20 in which you state approximately 75% of lease agreements are denominated in U.S. dollars and Euro. Revise your disclosures accordingly to correct this apparent contradiction.

Sunset Suits' response: We have revised our disclosure in the section on market risk to conform to the disclosure in Note 15 of our financial statements.

Concentration risk, page 33

35.   Please revise page 33 to identify the "four related party entities" and "one new customer."

Sunset Suits' response: We have revised the S-1/A in response to this comment.

Critical Accounting Policies, page 33

Revenue Recognition, page 35

36.   Revise your disclosures to clarify if sales returns are accepted, both for wholesale and retail customers. Your current disclosures note that 'no sales returns from customers are accepted' but later explain that you calculate a provision for sales returns based on historical sales return data.

Sunset Suits' response: We have revised our disclosure as follows:

> **Net sales of products represent the invoiced value of goods, net of value added taxes ("VAT"), sales returns, trade discounts and allowances. The Company has no policy permitting retail sales returns; although some retail returns have been accepted on occasion, amounts have been immaterial. The Company has a general policy for wholesale of not accepting returns. Some customers have, however, negotiated rights of return in their sales contracts. According to the current Company contracts, there are neither trade discounts nor trade allowances.**

Off-Balance Sheet Arrangements, page 36

37.   Please revise to clarify the meaning of "Group."

Sunset Suits' response: We have revised the body registration statement to remove all references to "Group." The term "Group" does appear in the notes to the financial statements and is properly defined therein.

Corporate Structure and History, page 37

Plan of Reorganization, page 37

38.   We note that you no longer disclose meaning of the acronym "HFG." Please clarify the meaning, including a brief description of HFG's role at the predecessor and its equity ownership following the reverse merger.

Sunset Suits' response: The meaning of HFG was inadvertently omitted in the S-1/A. As disclosed in the original draft Registration Statement on Form S-1, HFG refers to Halter Financial Group, L.P. We have revised the S-1/A to reinsert the definition of HFG. As disclosed on page 53 of the S-1/A (except with respect to the definition of the term "CSA", which we directly address in our response to Comment 42 below), on December 24, 2007, our subsidiary Sunset Suits, entered into a cooperative services agreement, or CSA, with HFG, which was amended on January 24, 2008. Under the CSA, HFG agreed to provide Sunset Suits with financial advisory and consulting services in implementing a restructuring plan, advising Sunset Suits on matters related to a capital raising transaction and facilitating Sunset Suits' going public transaction. In consideration for these services, HFG was paid a fee of $555,000 upon the closing of the going public transaction. As disclosed on page 39 of the S-1/A, HFG owned approximately 8% of our common stock following our reverse merger and private placement transactions on May 21, 2008.

Acquisition of Sunset Suits and Related Financing, page 38

39.   Please revise your disclosures indicating your private placement raised approximately $13,420 thousand in net proceeds after the deduction of offering expenses to reconcile to the $11,230 thousand included in your Consolidated Statements of Stockholders' Equity at page F-6 and described at Note 15 on page F-21.

Sunset Suits' response: We have revised our disclosure in the S-1/A to correct this discrepancy.

40.   We note your disclosures describing Mr. Kranik's escrow agreement, executed in conjunction with the private placement on May 21, 2008. It appears you have failed to achieve the minimum after tax net income for fiscal 2008. Please revise your disclosures to indicate the number of shares to be transferred from escrow to investors, the timing of such transfer, and the resulting ownership stake of Mr. Kranik post-transfer.

Sunset Suits' response: We have revised our disclosures in the S-1/A to indicate the following: The number of shares to be released from escrow to investors as a result of our failure to achieve ATNI is 1,514,006 shares. The transfer will be effected in July 2009. Following the transfer, Mr. Kranik will own 4,495,161 shares of our common stock, or approximately 35.96% of our common stock.

Our Business, page 39 Our Competition, page 42

41.   We note your response to comment 25 of our letter dated August 1, 2008 and your revised disclosures at page 42 indicating you do not have any significant competitors in the lower-medium price segment of the Polish men's fashion industry. Please revise your disclosures to update the charts entitled 'Market share of largest retail chains selling formal menswear in 2007 (%)' and 'Number of stores – 2006' to include current data, or remove such charts in their entirety.

Sunset Suits' response: We have revised the referenced charts in the S-1/A to include current data regarding our competitors.

Transactions with Related Persons Promoters and Certain Control Persons; Director Independence, page 52

42.   Please revise the first sentence on page 53 to clarify the meaning of ¨CSA.¨

Sunset Suits' response: We have clarified in the current Amendment that the meaning of "CSA" is "cooperative services agreement."

43.   Please remove the last statement on page 52 regarding the approximate value of the shares received by Mr. Kranik as the transaction has no basis under U.S. GAAP.

Sunset Suits' response: We have revised the S-1/A to remove the sentence referenced in this comment.

44.   We note your response to comment 32 in our letter dated August 1, 2008. We note, however, the related party transactions identified on page F-23. Please advise or revise.

Sunset Suits' response: We have revised the S-1/A to expand the "Transactions with Related Persons" section to disclose the separate related party transactions identified on page F-23 of the S-1/A.

Principal and Selling Stockholders, page 53

45.   Please explain to us why your table shows different amounts for the number of shares owned by Mr. Kranik before the offering. If necessary, please add footnote disclosure to explain this discrepancy.

Sunset Suits' response: The inconsistency referred to in this Comment No. 45 was an inadvertent error. We have revised the S-1/A to correct this error.

46.   We note your response to comment 34 in our letter dated August 1, 2008. It appears that the table and footnotes do not "otherwise indicate" that any selling shareholder is a broker-dealer or affiliate of a broker-dealer. Tell us if any selling shareholder is a broker-dealer or affiliate of a broker dealer. If any selling shareholder is an affiliate of a broker-dealer, please disclose, if true, that the selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that the selling shareholder is an underwriter.

Sunset Suits' response: We have revised the S-1/A to clearly state that none of the selling stockholders are broker dealers or affiliates of broker dealers.

Legal Matters, page 64

47.   It appears that you have retained new counsel. Please revise accordingly.

Sunset Suits' response: We have retained Pillsbury Winthrop Shaw Pittman LLP ("Pillsbury") as our outside counsel, however, Pillsbury is unable to issue an opinion with regard to Nevada law. Accordingly, following the change of counsel from Thelen LLP to Pillsbury, Thelen LLP remained as counsel for purposes of providing an opinion as to the validity of the common stock offered by the Registration Statement. However, following the dissolution of Thelen LLP, we have retained Holland and Hart LLP to provide us with such opinion going forward.

U.S. GAAP Consolidated Financial Statements, page F-1

48.   Please note the financial statement updating requirements of Rule 8-08 of Regulation S-X.

Sunset Suits' response: Amendment No. 2 to the S-1 contains the interim financial statements as of March 31, 2009 and for the three months ended March 31, 2009 and 2008 as required by Rule 8-08 of Regulation S-X.

49.   We note that the financial statements as of and for the year ended December 31, 2007 have changed significantly in this amendment yet they are not identified as 'restated', and there is no footnote explanation of your changes as contemplated by SFAS 154. Please revise to disclose on the face of the financial statements that your fiscal 2007 results have been restated and describe and quantify the changes in a footnote. In addition, please provide us with an explanation from your auditors as to why the audit report does not contain an explanatory paragraph regarding the correction of a material misstatement in previously issued financial statements.

Sunset Suits' response: We have revised our financial statements to identify the 2007 financial statements as "restated" and have included new Note 4 to describe and quantify the changes to the 2007 financial statements. The report of our independent auditor contained in the amended S-1/A has also been updated to contain an explanatory paragraph regarding the correction of a material misstatement in previously issued financial statements. Please see the attached explanation from our auditor regarding the previous absence of such a paragraph.

50.   We note your risk factor beginning on the bottom of page 9 that indicates that both Sunset Suits and Fashion Service could be subject to additional liabilities retained by Sunset Suits Men's Fashion-Moda Meska as a result of uncertainties in the allocation of liabilities to the contributed

assets. Given Sunset Suits Men's Fashion-Moda Meska is a related party, tell us why this uncertainty continues to exist, when it will be resolved, and describe for us your consideration of SFAS 5 in accruing for any such liability on your balance sheet or disclosing the amount of liabilities that could potentially be assigned to you. In addition, describe to us how the assets and liabilities were allocated and the nature of assets and liabilities that were not allocated.

Sunset Suits' response: On June 10, 2009, Men's Fashion and Fashion Service, jointly and individually, entered into a number of agreements with the Polish social security authority with respect to the deferment of the delinquent social security obligations. With the conclusion of these agreements, the risk of the potential allocation to Sunset Suits or Fashion Service of additional liabilities retained by Men's Fashion has become moot. Accordingly, we have removed this risk factor in its entirety.

51.   We note in the last paragraph of page 39 that Mr. Kranik agreed on May 21, 2008 to transfer 19 stores in exchange for nominal consideration. This agreement was entered into contemporaneously with Mr. Kranik's agreement to transfer the businesses comprising Sunset Suits, accordingly, the 19 stores and the Sunset Suits businesses are considered to be related businesses as a result of their common control and audited financial statements of the 19 stores should be provided in the registration statement without regard to a separate test of significance. We believe you should provide separate audited financial statements of the 19 stores and present pro forma financial statements for each fiscal year and interim period for which your historical financial statements are provided.

Sunset Suits' response: We will provide separate audited combined financial statements of the four local companies (separate from the financial statements of the Company, but combined with each other) that operate the 19 stores and will present pro forma financial statements for each fiscal year and interim period for which we provide historical financial statements. Our auditors are working on the audit of these separate financial statements and they have informed us that it will take them a few weeks to complete this audit. Therefore, we are acknowledging that we will include these separate audited financial statements and related pro forma financial statements in our next draft of the Form S-1. To facilitate the clearing of other comments that we have responded to, this draft of the Form S-1 does not include this information. It is our understanding that the SEC will not object to this approach.

The Report of Independent Registered Public Accounting Firm, page F-3

52.   Please have your auditors conform its audit report to that found in AS 1. In this regard, it should opine in the third paragraph on your results of operations rather than changes in your net assets.

Sunset Suits' response: Our auditors have revised their audit report to opine in the third paragraph on our results of operations rather than changes in our net assets. Their audit report otherwise conforms to that found in AS 1 except that their report adds a sentence regarding internal control in the second paragraph. Our auditors do not believe that the sentence is prohibited by AS 1 or by the interim auditing standards.

Consolidated Balance Sheets, page F-4

53.   Revise your caption entitled 'Accounts receivable, less allowance for doubtful accounts' to indicate no such allowance is included in the December 31, 2007 and 2008 balances.

Sunset Suits' response: We have revised our financial statements to clearly indicate that no such allowance is included in December 31, 2007 and 2008 balances.

54.   We note your response to comment 41 of our letter dated August 1, 2008. You previously disclosed that as a result of the Health Care Chamber's decision dated May 12, 2008 you had decreased the liabilities of Fashion Service at March 31, 2008 by $3,173 thousand and increased additional paid-in-capital for the corresponding amount. Explain to us how you have accounted for the health care tax payable at December 31, 2008. It continues to appear to us that the liability has not been extinguished for financial reporting purposes despite the decisions of the Health Care Chamber. Tell us why the liability does not remain attributable to you, and thus, should not be included in the consolidated financial statements. Please cite any applicable guidance upon which you have relied in determining the accounting treatment for the liability, and include in your response your considerations of paragraph 16 of SFAS 140.

Sunset Suits' response: Upon the incorporation of Fashion Service, certain assets and liabilities (up to the assets contributed) of Men's Fashion (Mr. Kranik's sole proprietorship) were transferred as an in-kind contribution. Among others, Fashion Service agreed to assume liability for delinquent payments to the Polish social security authorities that originated before 2002.

On May 12, 2008, the social security authority issued a decision that held that Fashion Service is not liable, by law, for the delinquent social security obligatons of Men's Fashion that originated before 2002, by the creditor (as per paragraph 16(b) SFAS 140). This decision meant that a portion of the liabilities assumed by Fashion Service pursuant to the in-contribution could no longer be deemed a direct liability of Fashion Service to the social security authority, but it is, nevertheless, a liability that Fashion Service contractually assumed.

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Accordingly, the liability, in its full amount, was presented as liability to Mr. Kranik instead of a liability to the social security authorities. We have revised the financial statements as of December 31, 2007 and March 31, 2008 accordingly.

Therefore, the March 31, 2008 financial statements have been restated to present the liability as other payables balance as at March 31, 2008. Moreover we changed the wording from "Health Care" (also "Social Insurance") to "Social Security" as this translation is correct and is used for description in the prospectus.

Consolidated Statements of Operations, page F-5

55.   We note your audited totals for fiscal 2007 do not match those amounts included in your original filing. Tell us why your operating expenses and income tax provision have been increased, while your net income has decreased approximately 11 %. Revise your footnotes to provide a detailed explanation of such changes as required by SFAS 154.

Sunset Suits' response: We have revised our financial statements to clearly indicate the reasons for such changes.

Note 2. Summary of Accounting Policies, page F-10

Inventories and Cost of Sales, Page F-10

56.   We note that you include costs associated with distribution functions in selling, general and administrative expenses rather than cost of sales. Please quantify the amounts recorded within

selling, general and administrative expenses for each period presented.

Sunset Suits' response: We have revised our disclosure regarding this policy. The statement was accurate for the year 2007, when approximately $2,000 of outbound transport was included in cost of sales. Due to immateriality of this amount for the 2007 financial statements and due to fact that this disclosure is not appropriate for the year 2008, we have removed this sentence from our discussion of accounting policies.

Property, Plant, Equipment and Depreciation and Amortization, page F-10

57.   We note your disclosure describing the estimation of the historical cost of buildings, machinery and equipment and leasehold improvements using, as a starting point, an engineer's estimate of the historical cost of past investment. We further note that your December 31, 2007 Property Plant & Equipment balance declined 8.5% to $11,993 thousand from the fair value provided in your previous S-1 draft of $13,114 thousand. In that draft, you included an audited balance of $1,904 thousand for fiscal 2006. You disclose that substantially all of your buildings and machinery and equipment were acquired in the mid to late 1990s. Tell us why your December 31, 2007 historical cost estimation varies significantly from your December 31, 2006 balance.

Sunset Suits' response: The preparation of the 2007 and 2006 financial statements in the original S-1 was based on accounting policies not in accordance with US GAAP. Property Plan and Equipment was shown at what was essentially Polish income tax basis (accelerated depreciation and expensing of many costs) in 2006 and then was increased to estimated fair value in 2007 upon the transfer of most of the assets from the Men's Fashion sole proprietorship to the Fashion Service incorporated entity. This was in accordance with Polish Accounting rules but had no basis in US GAAP. The statement of stockholder's equity contained in the financial statements included in the original S-1 showed a large increase in equity, which principally represented the increase in long-lived assets to estimated fair value from Polish income tax basis.

We have added disclosures in the financial statements in accordance with SFAS 154 to explain the changes in the 2007 financial statements.

Revenue Recognition, page F-12

58.   We note your response to comment 47 of our letter dated August 1, 2008 and your revised disclosures describing revenue recognition at page F-12. Revise your disclosures to clarify if sales returns are accepted, both for wholesale and retail customers. Your current disclosures note that 'no sales returns from customers are accepted' but later explain that you calculate a provision for sales returns based on historical sales return data.

Sunset Suits' response: We have revised our disclosures regarding revenue recognition in both the critical accounting policies section of the MD&A and in Note 2 (summary of significant accounting policies) to the financial statements in accordance with this comment. See also, our response to Comment 36 above.

Earnings per Share, page F-12

59.   We note that the difference between reported basic and diluted weighted-average common shares results from the assumption that all dilutive stock options outstanding were exercised and all convertible bonds have been converted into common stock. Please clarify whether you have outstanding stock options and convertible debt, and revise your disclosure as necessary. Disclose whether you have any potentially dilutive securities.

Sunset Suits' response: During 2007 and 2008, we did not have any potentially dilutive instruments outstanding. We have revised our disclosures to clarify this.

Note 5. Inventories, page F-14

60.   Please explain the difference between finished goods and merchandise.

Sunset Suits' response: We have revised our disclosure adding the following information to the financial statements:

> **Finished goods are manufactured products stored in our main warehouse. Merchandise consists of manufactured products ready for sale and which are stored in retail stores.**

Note 7. Other Intangible Assets, page F-15

61.   Please confirm to us that the $2,060 thousand value attributable to your trademark represents the historical cost of acquisition from a third party and not an affiliate of the Company. Explain to us in detail the nature, amounts and timing of the costs capitalized as trademarks.

Sunset Suits' response: We confirm that the $2,060,000 value attributable to our trademark represents the historical cost of acquisition from a third party and not an affiliate of the Company.

The cost represents acquisition of the right to the Sunset Suits trademark and other trademarks used by the Company in three installments that took place in 1993, 1996 and 1999 at the amounts of PLN 2 million, PLN 2.1 million and PLN 2 million respectively. At the December 31, 2008 exchange rate of 2.9618, the total amounts equaled $2,060,000.

62.   Please remove all disclosures in the footnotes to your financial statements and in your discussion of critical accounting policies on page 33 regarding the accounting for intangible assets under Polish Accounting Rules.

Sunset Suits' response: We have removed all disclosures in the footnotes to our financial statements and in our discussion of critical accounting policies regarding the accounting for intangible assets under Polish Accounting Rules.

63.   Please revise your disclosures at page F-16 to indicate the results of your 2008 impairment analysis.

Sunset Suits' response: We have revised our disclosure to indicate the results of our 2008 impairment analysis.

64.   Please revise your disclosures to explain the $445 thousand decline in the value of your trademark from December 31, 2007 to December 31, 2008, given you recognized no amortization expense during the year.

Sunset Suits' response: We have revised our disclosure to explain that the decline in our trademark is a result of PLN/USD foreign exchange rate change between December 31, 2007 and December 31, 2008.

Note 10. Income Taxes, page F 17

65.   We note your response to comment 51 from our letter dated August 1, 2008 and your revised
       income tax disclosures detailing your deferred tax liability. Explain to us why your deferred tax
       liability attributable to depreciation for fiscal 2007 increased from $73 thousand to $1,725
       thousand in your amended filing.

**Sunset Suits' response: The increase in deferred tax liability is a result of recognition of deferred tax
liability attributable to the difference between the tax and accounting base of the contributed fixed
assets. The tax base is close to zero, as it is fully depreciated, while the accounting base equals the net
book value as presented in the financial statements. We have provided additional disclosure with
regards to requirements of FAS 154.**

Note 14. Commitments and Contingencies, page F-19

Troubled Debt Restructuring, page F 19

66.   We note your response to comment 53 from our letter dated August 1, 2008 and your disclosures
       at page F-19 indicating that you believe there is no risk of breaching the bank settlement
       agreements as the settled interest is being paid timely. First, explain to us why you believe there is
       no risk of breaching the settlement agreements when you generated negative cash flows from
       operations during 2008 and you have negative working capital balance as of December 31, 2008
       of $3.3 million. Revise your disclosures to indicate that the $3.6 million in suspended interest
       could be claimed by financial institutions should you fail to pay interest on bank loans in a timely
       manner. Please disclose that you have not accrued the suspended interest on the balance
       sheet. Also, explain to us why the total suspended interest has increased from $1.4 million at
       December 31, 2007 to $3.6 million at December 31, 2008.

**Sunset Suits' response: The banks are currently monitoring the payments of overdue long term
loans. The two items that are actually monitored by the banks are (i) timely payments and (ii)
requirements to submit actual financial information. Both are fulfilled by the Company, and
therefore management believes that there is a low chance of breaching the bank agreements. As
discussed above, we are of the opinion that operating cash flow will be positive and that we will
present positive working capital.**

Additionally, we have revised our disclosure to indicate the following:

  -   **that $3.6 million in suspended interest could be claimed by financial institutions should we
      fail to pay interest on bank loans in a timely manner;**

  -   **that management is of the opinion that the risk of breaching the bank settlement agreements
      is remote, rather than that there is no risk; and**

  -   **that we haven't accrued for the suspended interest.**

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**The 2007 financial statements presented an error with regards to suspended interest, which has been
corrected.**

67.   We note your disclosures regarding the hypothetical income tax expense of $515,000, and your inclusion of such amount as an addition to paid-in capital in your Consolidated Statements of Stockholders' Equity at page F-6. Please tell us how your hypothetical income tax expense complies with SFAS 109 or U.S. GAAP, or remove such amount for income tax expense and paid-in capital for fiscal 2007.

Sunset Suits' response: We believe that the "hypothetical" was not the appropriate term. The expense was an allocation of Mr. Kranik's personal income tax obligation to the operations of Men's Fashion which was part of the Group until November 2007 when its operations were transferred to Fashion Service. We have amended the caption in the Consolidated Statements of Stockholders' equity to read "Income tax expense absorbed by Mr. Kranik" and have amended the disclosure contained in of Note 15 appearing on page F-21 of the S-1/A filed May 14, 2009, that previously was captioned as "Deemed contribution – hypothetical income tax expense" to read as follows:

> *Deemed contribution - income tax expense absorbed by Mr. Kranik*
>
> **Included in income tax expense for the year ended December 31, 2007 is $526 thousand ($515 current and $11 deferred) relating to the operations of Men's Fashion prior to its operations being transferred to Fashion Service in November 2007. Men's Fashion was organized as a sole proprietorship; for Polish income tax purposes its activities were part of the personal income tax filings of Mr. Kranik used in the determination of his personal taxable income. The $11 thousand expense represents an allocation of Mr. Kranik's personal income tax for 2007 to Men's Fashion. The current portion represents the 19% Polish corporate income tax rate applied to the taxable income of Men's Fashion as if it had made separate income tax filings as an incorporated entity. The deferred portion represents the corporate income tax rate applied to the change in the tax basis of Men's Fashion during the period. Mr. Kranik personally paid the current taxes from funds not included as assets of Men's Fashion and/or offset the taxable income of Men's Fashion with losses and deductions from his other activities. In contributing the assets of Men's Fashion to Fashion Service in November 2007, he did not include any provision to be reimbursed for the income taxes from these assets or to retain any assets this purpose. Consequently, the $515 thousand paid or offset by Mr. Kranik has been recorded as a capital contribution.**

We have further amended the "Income Taxes" section of Note 2 "summary of significant accounting polices" to add a paragraph that reads as follows:

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> **As more fully described in Note 15, for a portion of 2007, Men's Fashion was organized as a sole proprietorship; for Polish income tax purposes its activities were part of the personal income tax filings of Mr. Kranik used in the determination of his personal taxable income. Mr. Kranik's personal income taxes were allocated to Men's Fashion as if it had made separate income tax filings as an incorporated entity. Deferred income taxes for Men's Fashion during that period were recorded at the corporate income tax rate applied to the change in the tax basis of Men's Fashion during the period.**

We believe that an allocation of Mr. Kranik's personal income tax to Fashion Service is necessary under paragraph 40 of SFAS 109 and believe that the allocation method is reasonable. We further believe that the allocation is necessary to comply with the general principle of SAB Topic T.1.B.1which mentions paragraph 40 of SFAS 109 but as a whole is broader in scope. In our opinion, the disclosures as amended meet the requirements of paragraph 49 of SFAS 109.

Note 16. Operating Risk

Foreign Currency Risk, page F-21

68.   Your disclosures at Note 16 indicate that 'The Group financial results are bare to foreign currency exposure risk' and that 'The Group operating results are considerably bare to foreign currency exposure risks'. These statements appear contradictory to your disclosures under the caption, 'Foreign currency exposure' at page 27, in which you state under the heading 'Operating exposure' that your financial results are susceptible to foreign currency risk exposure as a result of your long-term debt denominated in US dollars and that your operating results are vulnerable to foreign currency exposure risk because the majority of rental agreements for retail and factory outlet stores are denominated in foreign currencies. Please revise your footnote disclosures to address the risks posed by your significant US dollar denominated debt and substantial future minimum operating lease payments denominated in US dollars or Euros.

Sunset Suits' response: We confirm that the Group is exposed to foreign exchange risk. The risk is related to Euro, as a majority of rent agreements are denominated in Euro. Only two of the 88 rent agreements are denominated in U.S. dollars. We are also prone to foreign exchange risk due to long term debt denominated in U.S. dollars because our functional currency is Polish zloty, which is used for majority of our cost and our income. Foreign exchange fluctuations results in gains or losses which are presented in profit and loss account.

We believe that our disclosures are adequate. The disclosures in the MD&A at page 34 of the S-1/A disclose the risk and the reference to the detail of the US Dollar debt and to disclosures about US dollar and Euro denominated leases. The disclosures at Note 17 of the financial statements also refer to the notes on debt and on leases that describe the risk in greater detail.

We have decided that the use of the word "bare" relied on a too literal a reading of the English dictionary and have changed the wording from "bare to foreign currency exposure risk" to "exposed to foreign currency risk" in both places in which it occurs.

Note 19. Business Segment Geographic Area Information, page F-22

69.   We note your response to comment 55 of our letter dated August 1, 2008. Revise your disclosures to clearly indicate the revenues from external customers for each reportable segment, and the revenues from transactions with other operating segments for each reportable segment as required by paragraph 27 of SFAS 131. Your current disclosures reflect consolidation eliminations as a whole, and do not provide the magnitude of your 'production' sales to third parties, for example.

Sunset Suits' response: We have revised our disclosure in response to this comment.

70.   Please reconcile your disclosure of total assets by segment at page F-22 to your balance sheet.

Sunset Suits' response: We have revised our disclosure in response to this comment.

Note 20. Related Party Transactions, page F-23

71.   Please present amounts due to and due from related parties separately on your consolidated balance sheets, and present revenues and expenses from related parties separately on your consolidated statements of income.

Sunset Suits' response: We have revised our consolidated balance sheets and statements of operations to separately report amounts due to and from and revenues and expenses from related parties.

Note 21. Subsequent Events, page F-24

72.   We note your disclosure indicating that on January 29, 2009 the shareholders of Fashion Service made a formal decision to increase the total shareholders' equity of Fashion Service by approximately $2.1 million, requiring Sunset Suits to disburse these funds within 6 months, or by June 29, 2009. Your disclosures within 'Corporate Structure and History - Background and History of Sunset Suits and Fashion Service' at page 38 indicate that on January 28, 2008 and March 10, 2008, Mirosyaw Kranik and Ewelina Ligocka-Kranik sold their respective shares of Fashion Service to Sunset Suits. Please tell us who will receive the payment of $2.1 million and what party signifies the 'shareholders of Fashion Service' and revise your footnote disclosures accordingly. In addition, expand your MD&A to disclose the amount of the commitment and how you intend to fund it.

Sunset Suits' response: The transaction is between the parent entity, Sunset Suits S.A. and the subsidiary Fashion Service z.o.o. As such it is eliminated in consolidation, it is not relevant to the consolidated financial statements it should not have been included. We have revised the financial statements to disclose "that it is an intercompany transaction and as such eliminated in consolidation and not relevant to these consolidated financial statements but it is mentioned so as to clarify this previously disclosed transaction"

Part II

Item 16. Exhibits and Financial Statement Schedules

73.   As it appears that you have retained new counsel, please file a new opinion of counsel pursuant to Item 601(b)(5) of Regulation S-K and a new consent pursuant to Item 601(b)(23) of Regulation S-K.

Sunset Suits' response: We have retained Pillsbury Winthrop Shaw Pittman LLP ("Pillsbury") as our outside counsel, however, Pillsbury is unable to issue an opinion with regard to Nevada law. Accordingly, following the change of counsel from Thelen LLP to Pillsbury, Thelen LLP remained as counsel for purposes of providing an opinion as to the validity of the common stock offered by the Registration Statement. However, following the dissolution of Thelen LLP, we have retained Holland and Hart LLP to provide us with such opinion going forward.

74.   We note your disclosure on page 52 regarding the employment agreements. Please file the employment agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Sunset Suits' response: We have revised the S-1/A to include employment agreements referenced in this comment as exhibits.

75.   We note your disclosure on page 31 regarding material contracts. Please file the contracts as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Sunset Suits' response: We have revised the S-1/A to include the material contracts referenced in this comment as exhibits.

Item 17. Undertakings

76.   We partially re-issue comment 57 in our letter dated August 1, 2008. Please revise this section so
        that the undertakings you include are similar to the undertakings in Item 512 of Regulation S-K. It
        appears that you should include all of Item 512(i), not just Item 512(i)(1).

**Sunset Suits' response: We have revised the S-1/A to include the disclosure provided by Item 512(a)
of Regulation S-K.**

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Signatures

77.   We note that you signed the registration statement on July 3, 2008, and that your directors signed
        it on May 14, 2009. Please be certain to update the date you signed the registration statement.

Sunset Suits' response: We have revised the S-1/A to indicate the correct signature dates.

*****

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss
any other matters, please contact Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our
outside counsel at (202) 663-8158.

Sincerely,

Sunset Suits Holdings, Inc.

By: /s/ Mirosław Kranik
        Mirosław Kranik
        Chief Executive Officer

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